UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 3, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni acquires Telecoms Consulting Specialist
Logan-Orviss International

Adds telecoms thought leadership, domain expertise and operational transformation consulting

London, 02 July, 2007: Patni Computer Systems Inc. (NYSE: PTI), a leading global IT services provider announced the acquisition of Europe-based Logan-Orviss International (LOI), a leading independent specialist telecommunications consulting services company.

The consideration includes an upfront cash payment on completion of the transaction as well as performance-linked incentive payments on achieving financial targets over a three year period. LOI ended a profitable year with revenues of Euro 11.8 Million in 2006.

The acquisition strengthens Patni’s capability in communications and media practice providing operators thought leadership and operational transformation consulting for mission critical IT initiatives.

Logan-Orviss International will become Patni’s Telecommunications Consulting & Advisory practice, and will be led by Brendan Logan and Colin Orviss, the firm’s cofounders.

Commenting on the acquisition, Neeraj Gupta, Executive Vice President, Patni said, “The LOI acquisition underscores our commitment to global telecommunications and media customers. With this, Patni adds further depth to our pool of telecoms specialists enabling us to provide the best of world-class consulting and global delivery.”

Brendan Logan and Colin Orviss, Co-Founders, Logan-Orviss International, said, “The next generation communications and media service companies will be very different than today. The team of specialists at LOI along with Patni can enable their rapid transformation to developing new revenue streams, next-generation architectures and the best customer experience.”

“This is the age of multi-media content and IPTV,” remarked Keith Willetts, Chairman and CEO of the TM Forum. “Communications providers do not always have the expertise in house to transform their business to address new opportunities or the experience with new information systems architectures and implementation approaches to facilitate a rapid change. The combination of Logan Orviss and Patni skills highlights the growing industry trend of mergers to better serve this important and growing market.”

“This strategic acquisition is designed to offer holistic, multi-level business transformation services to media and communications companies,” said Camille Mendler, European research Vice President at Yankee Group. “Patni’s IT services portfolio coupled with LOI’s deep industry and consulting know-how are a strong combination.”

About Patni

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, telecommunications and media, and its technology-focused practices.

With an employee strength of over 12,000; multiple global development centers spread across 12 cities worldwide; 21 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 579 million for the year 2006.

Patni’s service offerings include application development and maintenance, enterprise application solutions, product engineering services, infrastructure management services, business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

For more information on Patni, visit www.patni.com/telecom

About Logan Orviss International:

Logan-Orviss International is a leading provider of telecommunications consulting services. The company services all types of Communications Services Providers including fixed line and wireless providers, media service providers, and alternate carriers such as Virtual Network Operators. Additionally, Logan-Orviss International has advised numerous telecoms software vendors and regulatory bodies.

Over its 12 years of existence, Logan-Orviss International has successfully delivered more than 200 projects for Operators in over 40 countries from start-ups to the largest operators. Their success in value based delivery is based around a select team of telecom industry specialists who have significant operational experience.

For more information on Logan-Orviss International, visit www.logan-orviss.com

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For further editorial information contact:

Anna Roberts
Text 100 020 8846 0716
Anna.roberts@text.100.co.uk

Daniel Gamble
Text 100 020 8846 0761
Dan.gamble@text100.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 3, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary